BioHarvest Sciences Surpasses USD $1.0 Million in Cumulative Direct Sales of Coffee with VINIA Inside

Vancouver, British Columbia and Rehovot, Israel – August 28 , 2024 - – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”) (CSE: BHSC) (OTCQB: CNVCF), a company pioneering its patented Botanical Synthesis technology platform, today announced that its VINIA® Superfood Coffee and Decaf Coffee, a "functional" coffee product line integrating flagship nutraceutical product VINIA® Red Grape Superfood into a premium coffee in the popular Keurig compatible pod format, has surpassed USD $1.0 million in cumulative sales since its launch in December 2023.

VINIA® Superfood Coffee is made with premium 100% Arabica beans and features the flagship VINIA® matrix of red grape polyphenols that improves physical energy and mental alertness via increased dilation of arteries and blood flow when consumed daily for 90 days. Each Medium Roast and Decaf VINIA® Superfood Coffee Pod includes VINIA® Red Grape Powder (23 mg of polyphenols including 6 mg of piceid resveratrol) which is equivalent to one VINIA capsule. VINIA® Superfood Coffee K-Cup pods are compatible with Keurig® and most single serve brewing systems.

Since launch, VINIA® Superfood Coffee has achieved a best-in-class verified customer rating via its website of 4.8 out of 5.0 with over 136 verified reviews, demonstrating its significant positive impact on consumers' lives.**

In a blind taste-test of coffee drinkers (N=76) , 59% of coffee drinkers prefer VINIA® Superfood Coffee when compared to a leading "Better for You" national coffee brand competitor. In a blind taste-test of decaf coffee drinkers (N=60), more than 2 out of 3 (68%) preferred VINIA® Superfood Decaf over a leading decaf brand sold on Amazon.

“Our strategy to enter major  categories seeking innovation, where consumers are demanding  more functionality and health and wellness solutions, has been validated by the strong sales of our recently launched VINIA® Superfood Coffees with its Superior Science, Superior Efficacy and Superior Taste strategy,” said Ilan Sobel, CEO of BioHarvest Sciences. “We have made significant progress in just a few months in our efforts to gain market share in the Functional Coffee market, amid rising consumer demand for coffee solutions with increased health benefits. VINIA® Hot Beverages expands usage occasions for VINIA®, increases our user base with younger audiences, and provides higher gross profit per equivalent unit.

“Looking ahead for the Hot Beverages business, we expect to add new Nespresso® compatible pods with VINIA® Superfood Coffee before year end, which has received blind taste test parity with a major Nespresso line amongst espresso coffee drinkers. Today’s $1.0 million milestone for VINIA® Superfood Coffee continues to demonstrate our powerful direct marketing and sales platform. We believe its rapid success will power additional monthly sales gains in the months to come as we grow our Hot Beverage portfolio and Product Business Unit,” concluded Sobel.

In Q1 2024, the first full quarter following the introduction of VINIA® Coffees, Gross profit was US$3.0 million, or 56% of total Product revenues, as compared to US$0.8 million, or 37% of total Product revenues in the same period in the prior financial year. Those Product revenues were generated by sales of VINIA capsules and VINIA coffees. Gross margin represents the percentage of revenue that exceeds the cost of goods sold, calculated as gross profit divided by revenue. Net loss for the first quarter of fiscal 2024 totaled US$6.6 million.

* The Global Functional Coffee Market is estimated to be $4.03 Billion USD in 2024. Source: Functional Coffee Market - Trends, Size & Industry Analysis (mordorintelligence.com)

* The Global Functional Tea Market is estimated to be $8.1 Billion in 2024. Source: Functional Tea Market Size, Share, Growth and Forecast – 2032 (marketresearchfuture.com)

** BioHarvest Sciences encourages all product customers to leave honest and uncensored feedback. Product customers receive a 30-day supply when they submit a review, whether positive or negative.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (CSE: BHSC) (OTCQB: CNVCF) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Launching new products is subject to risks and uncertainties including the risk that the market will not accept the product or that government approvals required for sale or import of the products will not be obtained. There is never an assurance that any product set will successfully disrupt established product categories. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

*Note: VINIA® has no affiliation with Keurig Dr. Pepper Inc. or Nespresso®. "Keurig®" and "K-Cup®" are registered trademarks of Keurig Dr. Pepper Inc.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accept responsibility for the adequacy or accuracy of this release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:
Dave Ryan, VP Investor Relations & Director
+1 (604) 622-1186
info@bioharvest.com

Investor Relations Contact:
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
+1 (949) 259-4987
BHSC@mzgroup.us